Commerz Markets LLC

(A wholly owned subsidiary of Commerzbank AG)
Statement of Financial Condition
December 31, 2018

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Index
December 31, 2018



Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
Commerz Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Commerz Markets LLC (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2015.

New York, New York
February 25, 2019

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Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Statement of Financial Condition
December 31, 2018

(dollars in thousands)

Assets

Cash	$	8,342
Securities purchased under agreements to resell segregated under federal and other regulations		16,520
Securities purchased under agreements to resell		2,022,350
Deposits with clearing organizations		27,142
Securities borrowed		413,133
Receivable from broker-dealers and clearing organizations		776
Receivable from customers		61
Financial instruments owned, at fair value (none pledged as collateral)		1,092
Accrued interest and dividends receivable		7,109
Other assets		3,890
Total assets	$	2,500,415

Liabilities and Member's Equity

Liabilities		
Short-term bank loan	$	145,000
Securities sold under agreements to repurchase		1,704,724
Securities loaned		414,255
Payable to broker-dealers and clearing organizations		63
Payable to customers		513
Payable to noncustomers		92
Accrued interest and dividends payable		1,715
Accounts payable, accrued expenses, and other liabilities		7,802
Total liabilities		2,274,164
Member's equity		226,251
Total liabilities and Member's equity	$	2,500,415

The accompanying notes are an integral part of this statement of financial condition.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2018

1. **Organization and Nature of Business**

   Commerz Markets LLC (the "Company") is a registered broker and dealer under the Securities Exchange Act of 1934 and a registered introducing broker under the Commodity Exchange Act. The Company is a limited liability company and a wholly owned subsidiary of Commerzbank AG (the "Parent" or "Member"), a financial institution organized under the laws of the Federal Republic of Germany. The Company is a member of Financial Industry Regulatory Authority ("FINRA"), National Futures Association and Securities Investor Protection Corporation. The U.S. dollar ($) is the functional currency of the Company.

   The Company acts as a broker and/or dealer in equity securities, corporate debt securities, and government securities. It also engages in financing activities using these securities as collateral, including repurchase and reverse repurchase agreements and securities borrowing and lending. Additionally, the Company provides investment banking services in connection with corporate transactions and provides custody services to the Parent.

2. **Significant Accounting Policies**

   a. **Basis of Financial Information**
   The financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

   b. **Cash and Cash Equivalents**
   Cash and cash equivalents can consist of cash and highly liquid investments with original maturities of less than three months. At December 31, 2018, only cash was held.

   c. **Financial Instruments Owned and Sold, at Fair Value**
   Customers buy and sell securities through the Company on a principal or agency basis. Principal transactions with customers or other counterparties are recognized on trade date and are carried at fair value in financial instruments owned and financial instruments sold, not yet purchased. Realized and unrealized gains and losses are reported as part of revenues from trading, net, in the statement of income.

   d. **Fair Value Measurements**
   The Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the "Codification" or "ASC") 820 *Fair Value Measurement* defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820 *Fair Value Measurement*, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2018

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3   Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. In valuing its positions, the Company uses listed market prices for exchange traded securities and prices quoted by independent brokers and dealers for U.S. government and other over-the-counter securities.

e. **Resale and Repurchase Agreements**
Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (reverse repurchase agreements) are treated as short-term collateralized financing transactions, which are collateralized by U.S. government and corporate debt securities and are carried at their contractual amounts. Reverse repurchase agreements and repurchase agreements with the same counterparty and maturity are presented net in the statement of financial condition when the terms of the agreements permit netting under ASC 210-20-45-11 *Balance Sheet Offsetting*. Interest on reverse repurchase agreements and repurchase agreements is recorded on the accrual basis and is reported as part of accrued interest and dividends receivable and accrued interest and dividends payable, respectively.

f. **Securities Borrowing and Lending Activities**
Securities borrowed and securities loaned transactions require the borrower to deposit cash, letters of credit, or other collateral with the lender and are recorded at the amount of cash collateral or fair value of other collateral advanced or received. With respect to securities loaned, the Company receives collateral in the form of cash or other securities. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the fair value of the applicable securities. The Company monitors the fair value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. Interest on securities borrowed and securities loaned transactions is recorded on the accrual basis and is reported as part of accrued interest and dividends receivable and accrued interest and dividends payable, respectively.

g. **Collateral**
At December 31, 2018, the estimated fair values of collateral received that can be sold or repledged by the Company are $2.4 billion and the estimated fair values of the portions of collateral received that have been sold or repledged by the Company are $2.1 billion.

h. **Underwriting Fees**
Underwriting fees represent gross underwriting fees earned from securities offerings in which the Company acts as an underwriter of corporate debt or equity securities. Fees are recorded on trade date when the performance obligation for the transaction is satisfied under the terms of each engagement.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2018

i. **Commissions and Fees**
Commission and fee income includes brokerage commission, revenue sharing and fees earned for custody services provided. Commission income and commission expenses on agency transactions are recorded on trade date with payment upon monthly billing. Revenue sharing income and expenses for sales effort made in conjunction with investment banking activities are recorded when the performance obligation is satisfied by a principal syndicate member. Fees for custody services are charged to customers monthly based on the end of period net asset value and transaction activity. Fees generated in relation to a specific transaction or project are recognized at the completion of the transaction or project when the performance obligation is met.

j. **Service Related Activities**
Revenues and expenses for service related activities with affiliates are recognized as provided and recorded at each month end under the terms of each service level agreement. Payments are made as a part of the monthly intercompany billing process.

k. **Translation of Foreign Currencies**
End of period exchange rates are used to translate foreign currency balances and financial instruments denominated in foreign currencies. Transactions denominated in foreign currencies that affect the statement of income are translated at the rate in effect at the date of the transaction.

l. **Income Taxes**
The Company is a single member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity. As such, the results of the Company's operations are included in the U.S. federal, state, and local income tax returns of Commerzbank AG New York Branch (the "Branch"). There are no uncertain federal tax positions through December 31, 2018. Currently, years after 2014 remain open to audit.

m. **Employee Compensation and Benefits**
The Company participates in several retirement plans sponsored and administered by the Branch. As a result, the Company accounts for its participation in these plans in a manner similar to that of participation in multiemployer benefit plans. This requires recognition of the cost of participation in the plan during the year, and does not require recognition of the Company's share of the net obligation of the plans sponsored by the Branch. The cost that is recognized by the Company is an allocation of total Branch retirement benefit cost, based on the Company's share of total participants in the plan. The costs of these plans are charged to the Company as staff-related costs.

n. **Legal Fees**
The Company makes an estimate for legal fees and litigation settlement costs, which are accrued at the time when the Company becomes aware of the claim.

o. **New Accounting Pronouncements**
In August 2018, the FASB amended accounting principles related to fair value measurement (ASC 820 *Fair Value Measurement*). The amendment improves the effectiveness of disclosures in the notes to financial statements by removing and modifying certain disclosure requirements. The amendment also adds new disclosure requirements for 1) the changes in

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2018

unrealized gains and losses in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period, and 2) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendment effective in 2020 is not expected to significantly affect the Company's statement of financial condition.

In August 2018, the FASB amended accounting principles related to retirement benefits (ASC 715 *Compensation-Retirement Benefits*). The amendment provides modifications for the disclosure requirements for employers that sponsor defined benefit pensions or other postretirement plans. Namely, the amendments remove disclosures that no longer are considered cost beneficial, clarify the specific requirements of disclosures, and add disclosure requirements identified as relevant. The amendment effective in 2021 is not expected to significantly affect the Company´s statement of financial condition.

In June 2016, the FASB amended accounting principles related to financial instruments (ASC 326 *Financial Instruments-Credit Losses*), which introduced an expected credit loss methodology for the impairment of financial assets measured at amortized cost basis. That methodology replaces the probable, incurred loss model for those assets. Additionally, in November 2018 the FASB issued a separate update and provided improvements to the original amendments. The amendment effective in 2020 is not expected to significantly affect the Company's statement of financial condition.

In February 2016, the FASB amended accounting principles related to leases (ASC 842 *Leases*). The amendment aims at increasing transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendment effective in 2019 has no impact to the Company's statement of financial condition.

3. Related Party Transactions

The Company engages in transactions with the Parent and its affiliates in the ordinary course of its business. Because of these relationships it is possible that the terms of these transactions are not the same as those that would result from transactions amongst wholly unrelated parties.

The Company meets a portion of its short-term financing requirements through borrowings and repurchase agreements with affiliates. The Company has an uncollateralized and uncommitted line of credit totaling €3.8 billion (equivalent to $4.4 billion as of December 31, 2018) with Commerzbank AG Grand Cayman Branch for which it pays no fees and carries a market interest rate (Note 4). In addition, the Company has subordinated borrowings with an affiliate (Note 13).

The Company has been provided with a letter of comfort from the Parent whereby the Parent will ensure that the Company is able to meet its contractual liabilities, except in the case of political risks. The term political risk refers to complications the Company may face as a result of political decisions, political and/or regulatory instability, embargos or other changes due to non-market factors.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2018

The Company's related party assets and liabilities at December 31, 2018 are as follows:

(dollars in thousands)

Assets

Cash	$ 1,627
Securities purchased under agreements to resell	1,958,264
Accrued interest and dividends receivable	6,200
Other assets	172

Liabilities

Short-term bank loan	145,000
Securities sold under agreements to repurchase	54,724
Securities loaned	414,255
Payable to broker-dealers and clearing organizations	61
Payable to customers	513
Payable to noncustomers	92
Accrued interest and dividends payable	936
Accounts payable, accrued expenses and other liabilities	1,999

4. Short-Term Bank Loan

At December 31, 2018, the Company has an uncollateralized and uncommitted line of credit totaling €3.8 billion (equivalent to $4.4 billion as of December 31, 2018) with Commerzbank AG Grand Cayman Branch. Under this arrangement, at December 31, 2018, the Company's outstanding uncollateralized borrowing is as follows:

(dollars in thousands)	Interest Rate	Amount
Maturity date		
January 2, 2019	2.65%	$ 145,000

The loan was repaid on the maturity date.

5. Fair Value of Assets and Liabilities

In accordance with ASC 820 *Fair Value Measurement*, the Company groups its financial assets and financial liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 securities include those traded on active exchanges as well as U.S. government securities that are traded by dealers or brokers in active over-the-counter markets.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2018

The fair value hierarchy for assets and liabilities measured at fair value on a recurring basis at December 31, 2018, is as follows:

(dollars in thousands)	Fair Value Measurements at Reporting Date Using			
Description	Quoted Prices in Active Markets For Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Securities purchased under agreements to resell segregated under federal and other regulations	$ 16,520	$ -	$ -	$ 16,520
Financial instruments owned				
Equities	-	-	1,092	1,092
	$ 16,520	$ -	$ 1,092	$ 17,612

The fair values of other financial assets and liabilities are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates. There were no transfers between levels of the fair value hierarchy during the year.

The fair value hierarchy for assets and liabilities not carried at fair value at December 31, 2018, is as follows:

(dollars in thousands) Description	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash	$ 8,342	$ 8,342	$ 8,342	$ -	$ -
Securities purchased under agreements to resell	2,022,350	2,022,350	-	2,022,350	-
Deposits with clearing organizations	27,142	27,142	-	27,142	-
Securities borrowed	413,133	413,133	-	413,133	-
Receivable from broker-dealers and clearing organizations	776	776	-	776	-
Receivable from customers	61	61	-	61	-
Liabilities					
Short-term bank loan, net	$ 145,000	$ 145,000	$ 145,000	$ -	$ -
Securities sold under agreements to repurchase	1,704,724	1,704,724	-	1,704,724	-
Securities loaned	414,255	414,255	-	414,255	-
Payable to broker-dealers and clearing organizations	63	63	-	63	-
Payable to customers	513	513	-	513	-
Payable to noncustomers	92	92	-	92	-

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2018

6. **Securities Finance**

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company manages credit exposure arising from such transactions by entering into master netting agreements and collateral agreements with counterparties that provide the Company the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty in case of a default, insolvency or bankruptcy.

The following table presents information about the offsetting of these instruments and related collateral amounts at December 31, 2018:

(dollars in thousands)

	Gross Amounts	Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Financial Collateral Not Offset in the Statement of Financial Condition	Net Exposure
Assets					
Securities purchased under agreements to resell	$ 2,022,350		$ 2,022,350	$ (2,026,079)	$ -
Securities borrowed	413,133	-	413,133	(399,348)	13,785
Liabilities					
Securities sold under agreements to repurchase	$ 1,704,724	$ -	$ 1,704,724	$ (1,732,944)	$ 28,220
Securities loaned	414,255	-	414,255	(399,348)	-

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2018

The following table presents information about the disaggregation of the gross obligation and remaining contractual tenor for repurchase agreements and securities loaned transactions at December 31, 2018:

(dollars in thousands)

	Overnight and Continuous	Up to 30 days	Total
Securities sold under agreements to repurchase			
U.S. government obligations	$ 204,724	$ 1,500,000	$ 1,704,724
Total borrowings	$ 204,724	$ 1,500,000	$ 1,704,724
Securities loaned:			
Foreign government obligations	$ 292,906		$ 292,906
Corporate debt securities	121,349		121,349
	$ 414,255	$ -	$ 414,255

There were no significant changes in the fair value of the collateral pledged arising from default risk due to the short-term nature of the repurchase agreements and security loaned transactions.

7. Deposits with Clearing Organizations

Deposits with clearing organizations include cash deposited with clearing organizations to meet their margin requirements.

8. Receivable From and Payable to Broker-Dealers and Clearing Organizations

At December 31, 2018, receivable from and payable to broker-dealers and clearing organizations consists of the following:

(dollars in thousands)

Receivable from broker-dealers and clearing organizations	
Clearing organizations	$ 776
	$ 776
Payable to broker-dealers and clearing organizations	
Securities failed to receive	$ 61
Clearing organizations	2
	$ 63

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2018

9. **Receivable From and Payable to Customers and Noncustomers**

Receivables from and payables to customers and noncustomers include receivables from securities fail to deliver and payables on securities fail to receive transactions, amounts due on margin and cash transactions.

10. **Revenue from Contracts with Customers**

In May 2014, the FASB amended accounting principles related to revenue from contracts with customers (ASC 606 *Revenue from Contracts with Customers*). On January 1, 2018, the Company adopted the amendment using the modified retrospective method for all contracts that were not completed. As there was no contract with remaining performance obligation outstanding at the time of adoption, the adoption has not impacted the Company's opening member's equity.

Receivables from contracts with customers were $4.2 million at January 1, 2018 and $3.8 million at December 31, 2018 and were reported as part of other assets.

The Company has determined that all of its performance obligations have been satisfied and there were no contracts with remaining performance obligations outstanding at December 31, 2018.

11. **Trading Activities**

The Company's trading activities are both customer-driven and market-making in nature. Its activities include domestic and international brokerage.

At December 31, 2018, financial instruments owned represent a shareholding in a clearing organization:

(dollars in thousands)	Financial Instruments Owned
Equities	$ 1,092

Financial instruments sold, not yet purchased, represent obligations of the Company to deliver the financial instruments at contracted prices. These transactions may result in off-balance sheet market risk, as the Company's eventual obligation to satisfy these sales could exceed the amount recognized in the statement of financial condition.

12. **Employee Compensation and Benefits**

The Company participates in the Branch's employee retirement plans, the retirement saving account and the 401 (k) plan. Substantially all employees of the Company participate in the retirement saving account and the 401 (k) plan. Employee contributions to the 401 (k) plan are matched up to a specified limit. The Company also has defined benefit pension plans. These defined benefit pension plans are no longer offered to employees but have an impact to the Company's statement of financial condition due to valuation results.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2018

The Company also participates in the Commerzbank AG Share Awards ("Share Awards"). Share Awards are granted to eligible employees in lieu of cash when the cash amount of individual bonus exceeds a certain threshold. A Share Award is an unfunded promise to pay in cash an amount equal to a certain number of shares of Commerzbank AG shares, provided the stipulated requirements have been met. Eligible employees will also receive dividend and subscription rights in cash equivalents to the extent dividends are paid and subscription rights are granted to common stock shareholders of Commerzbank AG shares during the vesting period. Since the arrangement is settled in cash, it is classified as a liability award. Details of the outstanding Share Awards, adjusted for share consolidation, are as follows:

Date of Grant	Term	Price at Grant Date	Shares Granted	Unvested Shares at December 31, 2017	Vested Shares	Adjusted/ Forfeited Shares	Unvested Shares at December 31 2018
March 2015	Long	13.71	6,567	2,919	(2,919)	-	-
March 2016	Long	9.05	3,869	3,869	-	-	3,869
March 2017	Long	8.00	12,000	12,000	-	-	12,000
March 2018	Short	15.40	11,260	-	(10,091)	(1,169)	-
March 2018	Long	15.40	7,509	-	-	(1,024)	6,485

Payment for long-term Share Awards will be made three and a half years after the date of grant and payment for short-term Shares Awards will be made seven months after the date of grant based on average closing price on all trading days in the month of September.

The Share Awards are expensed over the service period and adjusted accordingly to changes in the Share Award's fair value. At December 31, 2018, the accrued compensation relating to the Share Awards was $0.3 million. At December 31, 2018, $0.1 million of unrecognized compensation costs relating to the Share Awards remain to be amortized over the service periods.

In addition to the above plans, the Company participates in cash-based bonus programs for employees, for which $0.8 million was accrued at December 31, 2018.

13. Subordinated Borrowings

The Company has a revolving subordinated credit agreement for $450 million with Commerzbank AG Grand Cayman Branch with a scheduled maturity date of April 15, 2020. The subordinated credit agreement provides for interest on outstanding borrowings to be determined as of the date of the borrowings, which should be at three-month London Interbank Offered Rate plus 60 basis points. At December 31, 2018, the Company has no outstanding subordinated borrowings against this credit agreement.

The revolving subordinated credit agreement has been approved by the FINRA for use by the Company in computing its net capital under the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission ("SEC"). The borrowings may not be repaid if such repayment would cause the Company to fail to maintain minimum regulatory capital.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2018

14. Commitments and Contingencies

There are certain legal, regulatory and arbitration matters pending against the Company arising out of its normal business operations. Management believes that no such action could reasonably be expected to have a material adverse effect on the Company's financial position.

An affiliate has entered into long-term lease agreements to rent office space, a portion of which is made available to the Company as part of a service agreement.

In the normal course of business, the Company enters into underwriting transactions. At December 31, 2018, there was no open contractual commitment relating to underwriting transactions.

At December 31, 2018, the Company has a commitment to enter into reverse repurchase agreements with Fixed Income Clearing Corporation under the term of their Capped Contingency Liquidity Facility for $0.1 billion.

At December 31, 2018, the Company has commitments to purchase U.S. government securities under reverse repurchase agreements with notional amounts of $0.3 billion. The Company also has commitments to sell U.S. government securities under repurchase agreements with notional amount of $0.5 billion.

15. Off-Balance Sheet Risk, Concentration of Credit Risk, and Certain Other Risks and Uncertainties

Credit Risk

The Company's trading activities expose it to credit risk. This risk arises from the possibility that the counterparty to a transaction might fail to perform according to its contractual commitment, and the collateral in the transaction would be insufficient to cover the commitment.

The majority of the Company's transactions, and consequently its credit exposure, are with other broker-dealers, banks, and financial institutions. The risk of default depends on the creditworthiness of the counterparty. The Company seeks to control credit risk by following an established credit approval process, monitoring credit limits, and requiring adequate collateral levels.

In the event of a default by a counterparty, the Company would look to collateral available under the transaction. Reverse repurchase agreements and securities borrowing arrangements can result in exposure in the event of counterparty nonperformance. To mitigate this risk, and in accordance with industry practice, the Company takes possession of collateral under reverse repurchase and securities borrowed transactions. The fair value of collateral is monitored daily in relation to the related receivable (including accrued interest), and additional collateral is obtained when necessary to adequately collateralize the receivable.

The Company's customer activities also expose it to credit risk. These activities involve the execution, settlement, and financing of customer securities transactions, primarily for institutional customers. These transactions may be on a cash, margin, or delivery versus payment basis. The Company requires customers to maintain collateral in compliance with regulatory and internal guidelines. In the event of customer nonperformance, the Company may suffer a loss if the fair

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2018

value of the securities in the transaction is not sufficient to satisfy the contractual amount of the transaction. This risk exists for all customer transactions during the settlement period and for margin customers thereafter.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been made.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates, and foreign currency exchange rates, as well as market volatility and illiquidity. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

Market risk also covers the liquidity risk, where the main tasks range from identifying, measuring, monitoring and reporting on economic liquidity risks with conceptual challenges regarding liquidity risk management. The impact of entity-specific and market-related events with regard to the Company's liquidity position is analyzed by determining a wide range of applied stress scenarios on the basis of the internal liquidity risk model.

Operational Risk

As a major intermediary in the financial markets, the Company is directly exposed to market risk and credit risk, which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back-office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include:

- Operational/Settlement Risk — the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance, and/or settlement, or the inability to process large volumes of transactions.

- Technological Risk — the risk of loss attributable to technological limitations and hardware failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Company participates. In addition, the Company must continue to address the technological implications that will result from regulatory and market changes.

- Legal/Documentation Risk — the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements), or errors that result in noncompliance with applicable legal and regulatory requirements.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2018

- Financial Control Risk — the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

16. Regulatory Requirements

As a registered broker and dealer in securities, the Company is subject to the rules and regulations of the SEC. In connection with the SEC's Customer Protection Rule (Rule 15c3-3), $16.5 million of U.S. government securities have been segregated in a special reserve bank account for the exclusive benefit of customers at December 31, 2018.

The Company is also subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute its net capital under the "alternative method" permitted by the rule. Under the alternative method, net capital (as defined) must exceed the greater of $1 million or 2% of aggregate debit balances arising from customer transactions (as defined by Rule 15c3-3). The Company had $0.1 million aggregate debit balances arising from customer transactions at December 31, 2018. At December 31, 2018, the Company's net capital was $202.2 million and was $201.2 million in excess of its required capital of $1 million.

17. Subsequent Events

The Company has performed an evaluation of subsequent events though February 25, 2019 which is the date the statement of financial condition was issued. On February 21, 2019, the uncollateralized and uncommitted line of credit with Commerzbank AG Grand Cayman branch was reduced from €3.8 billion to €2.5 billion. The Company is also in the process of extending the maturity date of the existing revolving subordinated credit agreement by two years to April 15, 2022, subject to regulatory approval. There have been no other subsequent events that would require recognition or disclosure in the statement of financial condition at December 31, 2018.